CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Earnings Release

Credit Suisse 3Q14 results: Core pre-tax income of CHF 1,622 million for strategic businesses and return on equity of 11%; reported Core pre-tax income of CHF 1,301 million and return on equity of 10%
Credit Suisse 9M14 results: Core pre-tax income of CHF 5,341 million for strategic businesses and return on equity of 13%; reported Core pre-tax income of CHF 2,331 million and return on equity of 4%
Look-through CET1 ratio of 9.8% as of the end of 3Q14; on track to exceed 10% by year-end 2014
3Q14 Private Banking & Wealth Management results for strategic businesses reflect continued cost discipline and stable revenues; strategic net new assets of CHF 8.8 billion and total net new assets of CHF 7.4 billion
3Q14 Investment Banking results reflect stronger profitability and returns, as well as increased client activity; continued progress in winding down non-strategic unit
Private Banking & Wealth Management strategic businesses with continued progress on costs:
– Strategic businesses with pre-tax income of CHF 872 million, up 8% compared to 3Q13; return on regulatory capital of 27%
– 3Q14 total reported pre-tax income of CHF 943 million, reflecting solid strategic business performance and a gain recorded in the non-strategic unit on the sale of the domestic private banking business booked in Germany
– Continued cost efficiency gains in strategic businesses with cost/income ratio of 69% for 9M14 and 3Q14
– Wealth Management Clients net margin of 27 basis points for 9M14 and 25 basis points for 3Q14; excluding certain litigation provisions of CHF 41 million, net margin of 27 basis points for 3Q14
– Strong net new assets from strategic businesses of CHF 8.8 billion in 3Q14, with particularly strong growth in Asia Pacific, notwithstanding continued outflows of CHF 0.7 billion from Western European cross-border business due to ongoing regularization of asset base; total net new assets of CHF 7.4 billion, including total Western European cross-border outflows of CHF 1.5 billion
– Sustained growth from ultra-high-net-worth individual lending initiatives with good momentum across both emerging and mature markets; CHF 3.9 billion in net new lending for 9M14 compared to CHF 1.0 billion in 9M13

Investment Banking 3Q14 strategic results reflect substantially increased profitability, improved returns and robust client activity:
– Strategic businesses with pre-tax income of CHF 995 million, up 43% against 3Q13, and return on regulatory capital of 17%; driven by higher client activity across many businesses
– Strong fixed income performance, particularly in securitized products and emerging markets
– Stable equities results as robust derivatives revenues were offset by muted trading volumes in cash equities
– Underwriting and advisory results reflect strong origination activity and sustained market shares
– Total reported pre-tax income of CHF 516 million with broad-based increase in client activity across many strategic businesses, partly offset by increased expenses
– 9M14 return on regulatory capital of 19% from strategic businesses and 11% from total reported results
– Continued progress in wind-down of non-strategic unit with risk-weighted assets reduced by USD 2 billion and leverage exposure reduced by USD 11 billion

Resilient capital base and leverage ratio as of the end of 3Q14; progress toward exceeding 10% Look-through CET1 ratio by year-end:
– Look-through BIS CET1 ratio of 9.8%; progress in executing capital measures announced after settlement of the US cross-border matter and on track to exceed 10% by year-end, including continued accrual of cash dividend for 2014; Look-through Swiss total capital ratio at 15.8%
– Look-through Swiss leverage ratio of 3.8%, within reach of the 2019 requirement of 4.1%, effective in 2015; targeting approximately 4.5% by end-2015

On track to reach cost reduction targets:
– Delivered CHF 3.6 billion of adjusted annualized savings compared to the annualized expense run rate for 6M11; on track towards target of over CHF 4.5 billion by end-2015

For further information on the differences between return on equity and return on regulatory capital, which are primarily due to the treatment of goodwill and capital components ineligible for look-through regulatory capital under Basel III, refer to the Appendix.

October 23, 2014 Credit Suisse Group reports 3Q14 and 9M14 results

Brady W. Dougan, Chief Executive Officer, said: “We delivered a good performance, with our strategic businesses generating returns on equity of 11% for the quarter and 13% for the first nine months of this year. During the quarter, our momentum with clients across both divisions remained strong. With a Look-through CET1 ratio of 9.8% at quarter end, we are executing our capital measures and are on track to exceed 10% by the end of the year.”

Commenting on Private Banking & Wealth Management, he said: “Our profitability benefitted from ongoing cost discipline, although margins remain subdued and revenues continue to be impacted by the low interest-rate environment. We generated net new assets of CHF 8.8 billion in our strategic businesses, driven by strong growth in emerging markets, particularly in Asia Pacific. This was partly offset by continued outflows from the Western European cross-border business due to the importance that we have placed on the regularization of our asset base. We saw sustained growth in our ultra-high-net-worth individual lending initiative and increased collaboration revenues across both divisions, which we view as a competitive advantage, particularly with this client segment.”

Commenting on Investment Banking, he said: “Investment Banking’s strategic results reflect substantially increased profitability, improved returns and robust client activity across many of our businesses. Our strong results in fixed income trading, especially in emerging markets and securitized products, and in equity underwriting were driven by significant client transactions. We continued to work towards increasing the capital and cost efficiency of our strategic businesses, reporting a return on regulatory capital of 19% and a cost/income ratio of 69% for the first nine months of this year. We also made further progress in winding down the capital positions in our non-strategic unit.”

On the outlook for the fourth quarter, he said: “We have seen a mixed start to October, with recent market volatility benefitting certain businesses across both divisions, while negatively impacting others. We have a strong advisory and underwriting pipeline but the pace of execution in the fourth quarter will depend on market conditions.”

Core Results summary
For additional information on financial information presented in this Earnings Release, including references to return on equity and return on regulatory capital, refer to the tabular disclosures in the Appendix and other explanatory disclosures regarding capital and leverage metrics in the section titled “Important information” on page 19.

Core Results highlights
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Reported results (CHF million)
Net revenues	6,537	6,433	5,449	2	20	19,439	19,297	1
Provision for credit losses	59	18	41	228	44	111	114	(3)
Total operating expenses	5,177	6,785	4,720	(24)	10	16,997	15,150	12
Income/(loss) from continuing operations before taxes	1,301	(370)	688	–	89	2,331	4,033	(42)
Net income/(loss) attributable to shareholders	1,025	(700)	454	–	126	1,184	2,802	(58)
Metrics (%)
Return on regulatory capital	12.8	–	6.8	–	–	7.8	13.4	–
Cost/income ratio	79.2	105.5	86.6	–	–	87.4	78.5	–

Strategic results (CHF million)
Net revenues	6,287	6,309	5,693	0	10	19,126	19,451	(2)
Provision for credit losses	53	25	20	112	165	96	59	63
Total operating expenses	4,612	4,509	4,257	2	8	13,689	13,680	0
Income from continuing operations before taxes	1,622	1,775	1,416	(9)	15	5,341	5,712	(6)
Net income attributable to shareholders	1,115	1,288	987	(13)	13	3,807	4,013	(5)
Metrics (%)
Return on regulatory capital	17.1	19.4	15.5	–	–	19.4	21.0	–
Cost/income ratio	73.4	71.5	74.8	–	–	71.6	70.3	–

Non-strategic results (CHF million)
Net revenues	250	124	(244)	102	–	313	(154)	–
Provision for credit losses	6	(7)	21	–	(71)	15	55	(73)
Total operating expenses	565	2,276	463	(75)	22	3,308	1,470	125
Loss from continuing operations before taxes	(321)	(2,145)	(728)	(85)	(56)	(3,010)	(1,679)	79
Net loss attributable to shareholders	(90)	(1,988)	(533)	(95)	(83)	(2,623)	(1,211)	117
Core Results do not include noncontrolling interests without significant economic interests.

Net income attributable to shareholders was CHF 1,025 million in 3Q14.

Income before taxes of CHF 1,301 million increased 89% compared to 3Q13, reflecting a 20% increase in net revenues, partially offset by a 10% increase in total operating expenses. In strategic businesses, income before taxes of CHF 1,622 million increased 15% compared to 3Q13. In the non-strategic businesses, the loss before taxes was CHF 321 million in 3Q14 compared to a loss before taxes of CHF 728 million in 3Q13.

Net revenues of CHF 6,537 million increased 20% compared to 3Q13. In the strategic businesses, net revenues increased 10% to CHF 6,287 million compared to 3Q13, primarily reflecting higher net revenues in Investment Banking and stable net revenues in Private Banking & Wealth Management. In the non-strategic businesses, net revenues were CHF 250 million in 3Q14 compared to negative net revenues of CHF 244 million in 3Q13.

Provision for credit losses was CHF 59 million in 3Q14, with net provisions of CHF 36 million in Investment Banking and CHF 25 million in Private Banking & Wealth Management.

Total operating expenses of CHF 5,177 million were up 10% compared to 3Q13, primarily reflecting 15% higher general and administrative expenses and 9% higher compensation and benefits. In strategic businesses, total operating expenses of CHF 4,612 million increased 8% compared to 3Q13, mainly reflecting a 12% increase in compensation and benefits and a 8% increase in general and administrative expenses. In non-strategic businesses, total operating expenses of CHF 565 million increased 22% compared to 3Q13, primarily reflecting a 55% increase in general and administrative expenses, partially offset by a 34% decrease in compensation and benefits. Business realignment costs in 3Q14 were CHF 93 million.

Income tax expense of CHF 366 million recorded in 3Q14 mainly reflected the impact of the geographical mix of results. Overall, net deferred tax assets increased CHF 258 million to CHF 5,392 million mainly driven by foreign exchange movements as of the end of 3Q14 compared to 2Q14. Deferred tax assets on net operating losses increased CHF 232 million to CHF 990 million during 3Q14. The Core Results effective tax rate was 28.1% in 3Q14, compared to (83.0)% in 2Q14. The 2Q14 effective tax rate reflected that the majority of the litigation settlement charge was non-deductible.

Range of reasonably possible losses related to certain legal proceedings. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.2 billion at the end 3Q14.

Diluted earnings per share from continuing operations were CHF 0.55 for 3Q14 compared to CHF 0.17 in 3Q13 and a diluted loss per share of CHF (0.45) in 2Q14.

Capital and leverage. As of the end of 3Q14, Credit Suisse reported a BIS Look-through common equity tier 1 (CET1) ratio of 9.8%, compared to 9.5% as of the end of 2Q14. As of the end of 3Q14, the Look-through Swiss total capital ratio was 15.8%, compared to 15.3% as of the end of 2Q14.

The CET1 ratio as of the end of 3Q14 was 14.3%, compared to 13.8% as of the end of 2Q14, reflecting an increase in CET1 capital, partially offset by an increase in Basel III risk-weighted assets for the Group, which increased to CHF 292.9 billion as of the end of 3Q14. The increase in risk-weighted assets reflected a significant increase resulting from the foreign exchange impact. Excluding the foreign exchange impact, credit risk and market risk decreased.

As of the end of 3Q14, Credit Suisse’s Swiss leverage exposure amounted to CHF 1,240 billion. The Look-through Swiss leverage ratio was 3.8%.

Benefits of the integrated bank. In 3Q14, Credit Suisse generated CHF 1.2 billion of collaboration revenues from the integrated bank. This corresponds to 17.6% of Core net revenues in 3Q14.

Private Banking & Wealth Management
In 3Q14, Private Banking & Wealth Management reported income before taxes of CHF 943 million and net revenues of CHF 3,125 million. In its strategic businesses, Private Banking & Wealth Management reported income before taxes of CHF 872 million and net revenues of CHF 2,939 million. Compared to 3Q13, income before taxes increased 8%, mainly driven by lower operating expenses reflecting continued cost efficiency gains. Net revenues were stable compared to 3Q13 as higher transaction- and performance-based revenues and improved other revenues were offset by lower net interest income. Compared to 2Q14, income before taxes was stable reflecting stable net revenues and stable operating expenses. In its non-strategic businesses, Private Banking & Wealth Management reported income before taxes of CHF 71 million which included a CHF 109 million gain on the sale of the domestic private banking business booked in Germany. In 3Q14, assets under management for the division were CHF 1,366.1 billion and the division attracted net new assets of CHF 7.4 billion.

Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Reported results (CHF million)
Net revenues	3,125	3,046	3,316	3	(6)	9,411	10,013	(6)
Provision for credit losses	25	23	34	9	(26)	81	108	(25)
Compensation and benefits	1,194	1,235	1,285	(3)	(7)	3,719	4,017	(7)
Total other operating expenses	963	2,537	979	(62)	(2)	4,405	3,072	43
Total operating expenses	2,157	3,772	2,264	(43)	(5)	8,124	7,089	15
Income/(loss) before taxes	943	(749)	1,018	–	(7)	1,206	2,816	(57)
Metrics (%)
Return on regulatory capital	27.3	–	31.8	–	–	12.0	29.7	–
Cost/income ratio	69.0	123.8	68.3	–	–	86.3	70.8	–

Strategic results
Private Banking & Wealth Management’s strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.

Private Banking & Wealth Management – strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Strategic results (CHF million)
Net interest income	968	954	1,044	1	(7)	2,885	3,117	(7)
Recurring commissions and fees	1,149	1,136	1,149	1	0	3,424	3,405	1
Transaction- and performance-based revenues	827	865	774	(4)	7	2,611	2,681	(3)
Other revenues	(5)	(23)	(33)	(78)	(85)	(18)	(29)	(38)
Net revenues	2,939	2,932	2,934	0	0	8,902	9,174	(3)
Provision for credit losses	26	30	13	(13)	100	73	55	33
Total operating expenses	2,041	2,020	2,113	1	(3)	6,110	6,540	(7)
Income before taxes	872	882	808	(1)	8	2,719	2,579	5
Metrics (%)
Return on regulatory capital	26.7	28.0	27.2	–	–	28.7	29.3	–
Cost/income ratio	69.4	68.9	72.0	–	–	68.6	71.3	–

In 3Q14, the strategic businesses for Private Banking & Wealth Management reported income before taxes of CHF 872 million and net revenues of CHF 2,939 million.

Compared to 3Q13, net revenues were stable with higher transaction- and performance-based revenues and improved other revenues offset by lower net interest income. Transaction- and performance-based revenues were higher reflecting higher brokerage and product issuing fees, significantly higher corporate advisory fees and a gain related to a more capital-efficient positioning of the liquidity portfolio, partially offset by lower foreign exchange client business and significantly lower performance fees and carried interest. Other revenues improved due to an equity participations impairment in 3Q13 and higher investment-related gains in 3Q14. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins on slightly higher average deposit volumes partially offset by stable loan margins on higher average loan volumes. Recurring commissions and fees were stable with higher discretionary mandate management fees, slightly higher investment account and services fees and slightly higher asset management fees offset by lower banking services fees and lower investment product management fees.

Net revenues, mainly in Wealth Management Clients, benefitted from the appreciation of the US dollar and were stable compared to 2Q14 with improved other revenues offset by lower transaction- and performance-based revenues. Improved other revenues mainly reflected a higher fair value loss on the Clock Finance transaction in 2Q14. The decrease in transaction- and performance-based revenues reflected significantly lower performance fees and carried interest, seasonally lower brokerage and product issuing fees and lower sales and trading income, partially offset by higher corporate advisory fees. Recurring commissions and fees were stable with higher investment product management fees offset by slightly lower asset management and banking services fees. Net interest income was stable with slightly higher loan margins on slightly higher average loan volumes offset by lower deposit margins on stable average deposit volumes.

Provision for credit losses was CHF 26 million, compared to CHF 13 million in 3Q13 and CHF 30 million in 2Q14.

Total operating expenses were 3% lower compared to 3Q13 and stable compared to 2Q14. Compared to 3Q13, compensation and benefits decreased 5%, mainly reflecting lower salary expenses, driven by lower headcount, and general and administrative expenses were stable with higher litigation provisions offset by lower infrastructure and occupancy expenses. Compared to 2Q14, compensation and benefits decreased 3% reflecting lower social security costs and lower discretionary compensation expenses. General and administrative expenses increased 9%, primarily reflecting higher litigation provisions, partially offset by lower professional services fees and lower travel and entertainment expenses.

The cost/income ratio for strategic results was 69% in 3Q14, down three percentage points compared to 3Q13 and up one percentage point compared to 2Q14.

Wealth Management Clients
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Strategic results (CHF million)
Net interest income	695	688	766	1	(9)	2,089	2,290	(9)
Recurring commissions and fees	744	728	747	2	0	2,202	2,214	(1)
Transaction- and performance-based revenues	603	601	549	0	10	1,842	1,884	(2)
Net revenues	2,042	2,017	2,062	1	(1)	6,133	6,388	(4)
Provision for credit losses	17	17	21	0	(19)	50	60	(17)
Total operating expenses	1,489	1,431	1,532	4	(3)	4,400	4,744	(7)
Income before taxes	536	569	509	(6)	5	1,683	1,584	6
Metrics (%)
Cost/income ratio	72.9	70.9	74.3	–	–	71.7	74.3	–

The Wealth Management Clients business in 3Q14 reported income before taxes of CHF 536 million and net revenues of CHF 2,042 million. Net revenues were stable compared to 3Q13, with lower net interest income offset by higher transaction- and performance-based revenues. Lower net interest income reflected the low interest rate environment, significantly lower deposit margins on stable average deposit volumes, slightly lower loan margins on higher average loan volumes and lower levels of deposits eligible as stable funding. Higher transaction- and performance-based revenues reflected higher brokerage and product issuing fees, significantly higher corporate advisory fees arising from integrated solutions revenues and a gain related to a more capital-efficient positioning of the liquidity portfolio, partially offset by lower foreign exchange client business. Recurring commissions and fees were stable with higher discretionary mandate management fees and slightly higher investment account and services fees offset by lower banking services fees and lower investment product management fees.

Compared to 2Q14, net revenues were stable, driven by slightly higher recurring commissions and fees. Recurring commissions and fees were slightly higher with higher investment product management fees, higher discretionary mandate management fees and slightly higher investment account and services fees partially offset by slightly lower banking services fees. Stable net interest income reflected slightly higher loan margins on slightly higher average loan volumes, offset by lower deposit margins on stable average deposit volumes. Transaction- and performance-based revenues were stable reflecting significantly higher corporate advisory fees and the gain related to a more capital-efficient positioning of the liquidity portfolio offset by seasonally lower brokerage and product issuing fees and lower sales and trading income.

In 3Q14, the gross margin was 97 basis points, eight basis points lower compared to 3Q13, mainly reflecting the continued adverse interest rate environment and an 8.1% increase in average assets under management. Compared to 2Q14, the gross margin was down two basis points due to a 3.3% increase in average assets under management driven by the appreciation of the US dollar.

Wealth Management Clients net margin was 25 basis points in 3Q14, one basis point lower compared to 3Q13, with lower net interest income partially offset by higher transaction- and performance-based revenues and slightly lower operating expenses. Compared to 2Q14, the net margin was three basis points lower, driven by higher litigation provisions.

Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Strategic results (CHF million)
Net interest income	273	266	278	3	(2)	796	827	(4)
Recurring commissions and fees	113	113	117	0	(3)	348	343	1
Transaction- and performance-based revenues	107	118	105	(9)	2	342	353	(3)
Other revenues	(5)	(22)	(1)	(77)	400	(31)	(12)	158
Net revenues	488	475	499	3	(2)	1,455	1,511	(4)
Provision for credit losses	9	13	(8)	(31)	–	23	(5)	–
Total operating expenses	239	251	256	(5)	(7)	735	764	(4)
Income before taxes	240	211	251	14	(4)	697	752	(7)
Metrics (%)
Cost/income ratio	49.0	52.8	51.3	–	–	50.5	50.6	–

The Corporate & Institutional Clients business reported income before taxes of CHF 240 million in 3Q14 and net revenues of CHF 488 million. Net revenues decreased 2% compared to 3Q13, mainly driven by slightly lower net interest income, slightly lower recurring commissions and fees and decreased other revenues. The slight decrease in net interest income reflected the low interest rate environment, lower levels of deposits eligible as stable funding and significantly lower deposit margins on higher average deposit volumes, partially offset by higher loan margins on higher average loan volumes. Recurring commissions and fees decreased slightly with no significant movements across major categories. Lower other revenues reflected a higher fair value loss on the Clock Finance transaction. Slightly higher transaction- and performance-based revenues reflected significantly higher corporate advisory fees.

Compared to 2Q14, net revenues increased 3%, with improved other revenues and slightly higher net interest income partially offset by lower transaction- and performance-based revenues. Improved other revenues reflected a higher fair value loss on the Clock Finance transaction in 2Q14. Slightly higher net interest income reflected higher loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on stable average deposit volumes. Lower transaction- and performance-based revenues mainly reflected lower sales and trading income. Stable recurring commissions and fees reflected higher investment product management fees and higher banking services fees, offset by lower discretionary mandate management fees.

Asset Management
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Strategic results (CHF million)
Recurring commissions and fees	292	295	285	(1)	2	874	848	3
Transaction- and performance-based revenues	117	146	120	(20)	(3)	427	444	(4)
Other revenues	0	(1)	(32)	100	100	13	(17)	–
Net revenues	409	440	373	(7)	10	1,314	1,275	3
of which fee-based revenues	398	428	394	(7)	1	1,264	1,248	1
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	313	338	325	(7)	(4)	975	1,032	(6)
Income before taxes	96	102	48	(6)	100	339	243	40
Metrics (%)
Cost/income ratio	76.5	76.8	87.1	–	–	74.2	80.9	–

The Asset Management business income before taxes of CHF 96 million in 3Q14, with net revenues of CHF 409 million. Net revenues increased 10% compared to 3Q13, with improved equity participations and other gains, reflecting an impairment of CHF 18 million related to Asset Management Finance LLC recognized in 3Q13, and higher investment-related gains, reflecting gains in hedge fund investments in 3Q14. Fee-based revenues were stable with higher equity participations income and slightly higher asset management fees due to higher average assets under management offset by lower performance fees, in particular from credit products. Net revenues declined 7% compared to 2Q14, primarily due to lower fee-based revenues mainly driven by significantly lower performance fees and significantly lower carried interest on realized private equity gains, partially offset by higher equity participations income and higher transaction fees. Lower performance fees mainly reflected lower fees from credit products and lower fees from single manager hedge funds.

The fee-based margin was 42 basis points in 3Q14, compared to 45 basis points in 3Q13 and 46 basis points in 2Q14. The movements reflected both the lower fee-based revenues and the higher average assets under management, which increased 10.4% and 3.6% compared to 3Q13 and 2Q14, respectively.

Non-strategic results
The non-strategic results for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to the small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to US cross-border matters, the impact of restructuring of the German onshore operations, other smaller non-strategic positions formerly in the Corporate & Institutional Clients business and the run-off and active reduction of selected products.

Private Banking & Wealth Management – non-strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Non-strategic results (CHF million)
Net revenues	186	114	382	63	(51)	509	839	(39)
Provision for credit losses	(1)	(7)	21	(86)	–	8	53	(85)
Total operating expenses	116	1,752	151	(93)	(23)	2,014	549	267
Income/(loss) before taxes	71	(1,631)	210	–	(66)	(1,513)	237	–

In 3Q14, the non-strategic businesses reported income before taxes of CHF 71 million including the CHF 109 million gain on the sale of the domestic private banking business booked in Germany. In 2Q14, Private Banking & Wealth Management’s non-strategic businesses reported a loss before taxes of CHF 1,631 million, driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters.

Assets under management – Private Banking & Wealth Management
Assets under management of CHF 1,366.1 billion increased CHF 36.4 billion compared to the end of 2Q14, driven mainly by favorable foreign exchange-related movements resulting from the appreciation of the US dollar, positive market movements and net new assets.

Net new assets: Private Banking & Wealth Management recorded net new assets of CHF 7.4 billion in 3Q14. In the strategic portfolio, Wealth Management Clients contributed net new assets of CHF 5.1 billion in 3Q14 with continued strong inflows from emerging markets, particularly in Asia Pacific, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 0.9 billion in 3Q14. Asset Management reported net new assets of CHF 3.3 billion in 3Q14, driven mainly by inflows in traditional products, including inflows from a joint venture in emerging markets, credit products and private equity investments. In the non-strategic portfolio, net asset outflows of CHF 1.4 billion reflected the exit of certain businesses.

Assets under management – Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	864.3	829.7	782.9	4.2	10.4	864.3	782.9	10.4
Corporate & Institutional Clients	266.6	261.4	241.1	2.0	10.6	266.6	241.1	10.6
Asset Management	391.1	377.1	349.0	3.7	12.1	391.1	349.0	12.1
Non-strategic	13.4	25.9	48.7	(48.3)	(72.5)	13.4	48.7	(72.5)
Assets managed across businesses	(169.3)	(164.4)	(153.5)	3.0	10.3	(169.3)	(153.5)	10.3
Assets under management	1,366.1	1,329.7	1,268.2	2.7	7.7	1,366.1	1,268.2	7.7
Average assets under management (CHF billion)
Average assets under management	1,346.7	1,311.6	1,275.8	2.7	5.6	1,313.4	1,293.4	1.5
Net new assets by business (CHF billion)
Wealth Management Clients	5.1	7.4	3.8	(31.1)	34.2	23.1	17.2	34.3
Corporate & Institutional Clients	0.9	0.6	0.5	50.0	80.0	1.9	4.8	(60.4)
Asset Management	3.3	4.1	4.4	(19.5)	(25.0)	14.3	15.5	(7.7)
Non-strategic	(1.4)	(1.7)	(1.2)	(17.6)	16.7	(5.4)	(4.9)	10.2
Assets managed across businesses	(0.5)	(0.3)	0.6	66.7	–	(2.7)	(4.9)	(44.9)
Net new assets	7.4	10.1	8.1	(26.7)	(8.6)	31.2	27.7	12.6
Net new asset growth rate (annualized) (%)
Net new asset growth rate – Wealth Management Clients	2.5	3.7	1.9	–	–	3.9	3.0	–
Net new asset growth rate – Asset Management	3.5	4.5	5.1	–	–	5.4	6.4	–

Investment Banking
In 3Q14, Investment Banking reported income before taxes of CHF 516 million and net revenues of CHF 3,303 million. Investment Banking delivered solid results and profitability reflecting strong client activity and sustained market shares across most businesses. Net revenues in the strategic businesses increased 24% compared to subdued 3Q13 levels, driven by significant client deals across products and regions, particularly in the fixed income business. Compared to 2Q14, net revenues were stable, reflecting resilient operating conditions across many of the businesses. In 3Q14, Investment Banking made continued progress in winding down the non-strategic unit, reducing Swiss leverage exposure by USD 11 billion to USD 66 billion and Basel III risk-weighted assets by USD 2 billion to USD 12 billion, each compared to 2Q14.

Investment Banking
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Reported results (CHF million)
Net revenues	3,303	3,342	2,552	(1)	29	10,061	9,897	2
Provision for credit losses	36	(5)	7	–	414	31	5	–
Compensation and benefits	1,450	1,499	1,129	(3)	28	4,470	4,080	10
Total other operating expenses	1,301	1,096	1,187	19	10	3,465	3,529	(2)
Total operating expenses	2,751	2,595	2,316	6	19	7,935	7,609	4
Income before taxes	516	752	229	(31)	125	2,095	2,283	(8)
Metrics (%)
Return on regulatory capital	8.3	12.3	3.6	–	–	11.4	11.8	–
Cost/income ratio	83.3	77.6	90.8	–	–	78.9	76.9	–

Strategic results
In 3Q14, the strategic businesses reported income before taxes of CHF 995 million and net revenues of CHF 3,419 million. Fixed income sales and trading revenues were substantially higher compared to 3Q13, driven by higher client activity resulting in significant gains across most products. Revenues were also higher compared to 2Q14, reflecting continued favorable operating conditions across many of the businesses. Equities sales and trading results were slightly lower compared to both 3Q13 and 2Q14, as weaker performance in systematic market making and cash equities offset strength in derivatives and prime services. Underwriting and advisory results were strong compared to 3Q13, driven by robust debt and equity underwriting performance and higher advisory revenues. Revenues were flat compared to 2Q14, consistent with a slowdown in industry-wide activity. Total operating expenses increased 17% compared to 3Q13, primarily driven by higher discretionary compensation expenses. Compared to 2Q14, total operating expenses increased slightly. During the quarter, the strategic businesses reported Basel III risk-weighted assets of USD 159 billion, a reduction of USD 7 billion compared to 2Q14. This decrease was primarily driven by reductions in the prime services and global macro products franchises. At the end of 3Q14, Swiss leverage exposure was USD 791 billion, an increase of USD 14 billion from 2Q14.

Fixed income sales and trading Fixed income revenues improved substantially from subdued 3Q13 levels, driven by increased client activity across many products. 3Q13 performance was adversely impacted by a significant decline in client trading activity due to rising rates and widening credit spreads as a result of the US Federal Reserve’s announcement to reduce its bond buying program. Revenues in the diversified securitized products franchise were robust, reflecting higher results in non-agency and agency securities and continued momentum in asset finance. A significant improvement in emerging markets results was driven by higher trading revenues across local markets and solid client financing activity. Revenues in global macro products improved, reflecting higher market volatility and increased client activity, particularly in the foreign exchange business. Global credit products revenues were solid, albeit lower, reflecting weaker leverage finance trading performance, as increased market volatility had an adverse impact on revenues. Compared to 2Q14, revenues were higher, driven by continued favorable operating conditions across many of the businesses. Emerging markets revenues were significantly higher, driven by robust origination and trading activity. Higher global macro products revenues were driven by improved foreign exchange results. Securitized products revenues were robust, primarily driven by strong asset finance results and higher agency revenues. Global credit products revenues declined, primarily driven by lower leveraged finance results, reflecting less favorable trading conditions.

Equity sales and trading Stable results in equity sales and trading reflected muted trading activity. Systematic market making results were substantially lower compared to a strong 3Q13 performance, which included the positive impact of quantitative easing in Japan. Cash equities revenues also declined due to reduced commission revenues as a result of lower US market volumes and subdued activity in Brazil. Derivatives revenues increased significantly, driven by strong growth in fee-based products, distributed by Private Banking and Wealth Management, particularly in Asia Pacific. Revenues in prime services were higher, reflecting growth in client balances and portfolio optimization initiatives. Compared to 2Q14, revenues declined, primarily driven by lower revenues in systematic market making and cash equities due to less favorable trading conditions. These declines were partially offset by strong derivatives revenues. Prime services revenues also increased following a strong 2Q14 performance, which included the positive impact of the seasonally strong dividend season.

Underwriting and advisory Debt underwriting had significantly higher revenues, reflecting strong leveraged finance performance. The increase was partially offset by lower investment grade revenues, as a decline in the overall investment grade fee pool offset an increase in share of wallet, which refers to Credit Suisse’s share of the overall fee pool for the respective products. Compared to 3Q13, equity underwriting results reflected significantly higher revenues from IPOs, including the landmark Alibaba transaction. Convertibles results were also significantly higher, reflecting an increase in both share of wallet and the overall convertibles fee pool. Results also reflected higher revenues from follow-on offerings. Compared to 3Q13 advisory revenues were higher, driven by an increase in the overall M&A fee pool and strong corporate activity. Compared to 2Q14, debt underwriting results reflected higher revenues from structured lending in emerging markets. The increase was partially offset by lower leveraged finance revenues as a decline in the overall leveraged finance fee pool more than offset an increase in share of wallet. Investment grade revenues were also lower reflecting a decline in industry activity. Equity underwriting had lower revenues in IPOs and follow-on offerings, consistent with a decline in overall industry volumes following strong 2Q14 activity. The increase in advisory revenues compared to 2Q14 reflected an increase in share of wallet.

Investment Banking – strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Strategic results (CHF million)
Debt underwriting	519	483	424	7	22	1,470	1,419	4
Equity underwriting	214	268	129	(20)	66	665	492	35
Total underwriting	733	751	553	(2)	33	2,135	1,911	12
Advisory and other fees	170	161	152	6	12	511	464	10
Total underwriting and advisory	903	912	705	(1)	28	2,646	2,375	11
Fixed income sales and trading	1,551	1,470	1,031	6	50	4,607	4,438	4
Equity sales and trading	1,069	1,119	1,095	(4)	(2)	3,394	3,779	(10)
Total sales and trading	2,620	2,589	2,126	1	23	8,001	8,217	(3)
Other	(104)	(121)	(82)	(14)	27	(308)	(277)	11
Net revenues	3,419	3,380	2,749	1	24	10,339	10,315	0
Provision for credit losses	29	(5)	7	–	314	24	3	–
Total operating expenses	2,395	2,343	2,045	2	17	7,150	6,899	4
Income before taxes	995	1,042	697	(5)	43	3,165	3,413	(7)
Metrics (%)
Return on regulatory capital	17.1	18.7	12.4	–	–	18.9	19.9	–
Cost/income ratio	70.0	69.3	74.4	–	–	69.2	66.9	–

Total operating expenses Total operating expenses increased 17% compared to 3Q13, primarily driven by higher discretionary compensation expenses reflecting the higher results. The deferred compensation expenses from prior-year awards and salaries expenses also increased. The increase in general and administrative expenses was driven by higher litigation expenses, which offset cost reductions in infrastructure initiatives. Compared to 2Q14, total operating expenses increased 2%, primarily driven by higher litigation expenses and higher UK bank levy expenses, partially offset by lower discretionary compensation expenses.

Capital metrics Investment Banking strategic businesses reported Basel III risk-weighted assets of USD 159 billion, a reduction of USD 7 billion compared to 2Q14. This decrease was primarily driven by reductions in the prime services and global macro products franchises. At the end of 3Q14, Swiss leverage exposure was USD 791 billion, an increase of USD 14 billion compared to 2Q14.

Non-strategic results
Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, commodities trading business, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.

Investment Banking – non-strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Non-strategic results (CHF million)
Net revenues	(116)	(38)	(197)	205	(41)	(278)	(418)	(33)
Provision for credit losses	7	0	0	–	–	7	2	250
Total operating expenses	356	252	271	41	31	785	710	11
Loss before taxes	(479)	(290)	(468)	65	2	(1,070)	(1,130)	(5)

In 3Q14, Investment Banking made continued progress in winding down the non-strategic unit, including the reduction of Basel III risk-weighted assets and Swiss leverage exposure, and completed the transfer of the commodities trading business into the non-strategic unit. Non-strategic businesses reported a loss before taxes of CHF 479 million and negative net revenues of CHF 116 million in 3Q14. Compared to 3Q13, negative net revenues were smaller, reflecting portfolio net valuation gains and improved funding costs from proactive management of both the legacy debt instruments and trading assets. Negative net revenues were higher compared to 2Q14, which included positive net valuation gains in the portfolio. 3Q14 results also reflected higher costs to exit positions in the legacy rates portfolio. Total operating expenses increased compared to both 3Q13 and 2Q14, driven by higher litigation provisions. As of the end of 3Q14, Investment Banking non-strategic businesses reported Basel III risk-weighted assets of USD 12 billion, down USD 9 billion from 3Q13 and down USD 2 billion from 2Q14. This compares to a risk-weighted assets target of USD 6 billion by year-end 2015. Swiss leverage exposure in non-strategic businesses of USD 66 billion reflected a reduction of USD 28 billion from 3Q13 and a reduction of USD 11 billion from 2Q14. This compares to a target of USD 24 billion in Swiss leverage exposure by year-end 2015.

Corporate Center

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Corporate Center
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Reported results (CHF million)
Net revenues	109	45	(419)	142	–	(33)	(613)	(95)
Provision for credit losses	(2)	0	0	–	–	(1)	1	–
Compensation and benefits	102	235	115	(57)	(11)	503	336	50
Total other operating expenses	167	183	25	(9)	–	435	116	275
Total operating expenses	269	418	140	(36)	92	938	452	108
Loss before taxes	(158)	(373)	(559)	(58)	(72)	(970)	(1,066)	(9)

Non-strategic results (CHF million)
Net revenues	180	48	(429)	275	–	82	(575)	–
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	93	272	41	(66)	127	509	211	141
Income/(loss) before taxes	87	(224)	(470)	–	–	(427)	(786)	(46)

The Corporate Center recorded a loss before taxes of CHF 158 million in 3Q14 compared to a loss before taxes of CHF 559 million in 3Q13 and a loss before taxes of CHF 373 million in 2Q14. The Corporate Center recorded a loss before taxes of CHF 245 million in its strategic results. Non-strategic results reported income before taxes of CHF 87 million, primarily including fair value gains on own credit spreads of CHF 351 million, partially offset by reclassifications to discontinued operations of CHF 106 million related to the sale of the domestic private banking business booked in Germany, IT architecture simplification expenses of CHF 69 million and business realignment costs of CHF 69 million, primarily consisting of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives.

Balance sheet, shareholders’ equity and regulatory capital

Balance sheet
As of the end of 3Q14, total assets of CHF 954.4 billion increased 7% compared to 2Q14, reflecting the foreign exchange translation impact and an increase from operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 18.1 billion.

Total shareholders’ equity
Credit Suisse’s total shareholders’ equity increased to CHF 43.9 billion as of the end of 3Q14 compared to CHF 40.9 billion as of the end of 2Q14. Total shareholders’ equity was positively impacted by foreign exchange-related movements on cumulative translation adjustments, net income and an increase in the share-based compensation obligation. These movements were partially offset by transactions relating to the hedging of future share-based compensation awards. As of the end of 3Q14, Credit Suisse had 1,607.2 million shares issued.

BIS regulatory capital and ratios – Basel III
The CET1 ratio was 14.3% as of the end of 3Q14, compared to 13.8% as of the end of 2Q14, reflecting an increase in CET1 capital, partially offset by an increase in risk-weighted assets. Credit Suisse’s tier 1 ratio was 16.4% as of the end of 3Q14, compared to 16.0% as of the end of 2Q14. The total capital ratio increased to 20.1% as of the end of 3Q14 compared to 19.5% as of the end of 2Q14.

CET1 capital was CHF 41.8 billion as of the end of 3Q14 compared to CHF 39.5 billion as of the end of 2Q14, mainly reflecting a positive foreign exchange impact, net income and the net effect of share-based compensation. CET1 capital was also impacted by a quarterly dividend accrual.

Additional tier 1 capital increased to CHF 6.3 billion and tier 2 capital increased to CHF 10.6 billion as of the end of 3Q14, mainly due to the positive foreign exchange impact.

Total eligible capital was CHF 58.8 billion as of the end of 3Q14 compared to CHF 55.6 billion as of the end of 2Q14, reflecting the increases in CET1 capital, additional tier 1 capital and tier 2 capital.

As of the end of 3Q14, the Look-through CET1 ratio was 9.8% compared to a year-end target of over 10.0% and a long-term target of 11.0%.

Capital ratios – Basel III
	Phase-in			Look-through
end of	3Q14	2Q14	4Q13	3Q14	2Q14	4Q13
BIS capital ratios (%)
CET1 ratio	14.3	13.8	15.7	9.8	9.5	10.0
Tier 1 ratio	16.4	16.0	16.8	13.6	13.1	12.8
Total capital ratio	20.1	19.5	20.6	15.9	15.4	15.1

Swiss regulatory capital and ratios
As of the end of 3Q14, Swiss CET1 capital and Swiss total capital ratios were 14.2% and 20.0%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.75% and 10.18%, respectively.

On a look-through basis, Swiss CET1 capital was CHF 27.8 billion and the Swiss CET1 ratio was 9.7% as of the end of 3Q14. Swiss total eligible capital was CHF 45.4 billion and the Swiss total capital ratio was 15.8% as of the end of 3Q14, each on a look-through basis.

Swiss leverage ratio
As of the end of 3Q14, the Swiss leverage ratio was 4.9% and total average exposure was CHF 1,204.7 billion. As of the end of 3Q14, Swiss total exposure was CHF 1,240 billion compared to Credit Suisse’s target of approximately CHF 1,050 billion by end-2015, on a foreign exchange adjusted basis. The Look-through Swiss leverage ratio was 3.8% as of the end of 3Q14, compared to the current 4.0% requirement for 2019. For 2015, the Swiss leverage ratio requirement for 2019 will be 4.1%.

Swiss leverage ratio
	Phase-in			Look-through
end of	3Q14	2Q14	4Q13	3Q14	2Q14	4Q13
Leverage ratios (%)
Swiss leverage ratio	4.9	4.8	5.1	3.8	3.7	3.7

Quarterly results documentation
The Results Presentation Slides and the Results Summary are available for download from
06:45 CEST today at: https://www.credit-suisse.com/results

The 3Q14 Financial Report will be available for download on or about October 31, 2014 at:
https://www.credit-suisse.com/results

Hard copies of the 3Q14 Financial Report may be ordered free of charge at:
https://publications.credit-suisse.com/index.cfm/publikationen-shop/quarterly-reports/

Presentation of 3Q14 – Thursday, October 23, 2014
Event	Analyst, investor and media presentation
Time	09:00 Zurich 08:00 London 03:00 New York
Speakers	Brady W. Dougan, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.
Access via Internet	Audio webcast: www.credit-suisse.com/results Audio playback available
Access via Telephone	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10-15 minutes before the start of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.
Playback	Replay available approximately two hours after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 15703605#

Contacts
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Important information
The Group has not finalized its 3Q14 Financial Report and the Group’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.

For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse” and “the Group” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. The related disclosures are in accordance with Credit Suisse’s current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.

References to phase-in and look-through included herein refer to Basel III requirements. Phase-in reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.

Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included herein are based on the current FINMA framework. The Swiss leverage ratio is calculated as Swiss total eligible capital, divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures, which consist of guarantees and commitments, and regulatory adjustments, which include cash collateral netting reversals and derivative add-ons.

Return on equity for strategic results is calculated by dividing annualized strategic net income by average strategic shareholders’ equity (derived by deducting 10% of non-strategic risk-weighted assets from reported shareholders’ equity). Return on regulatory capital is calculated using income after tax and capital allocated based on the average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Adjusted cost run-rates are non-GAAP financial measures. All expense reduction metrics against 6M11 annualized total expenses are measured at constant foreign exchange rates and exclude realignment and other significant expense items and variable compensation expenses. For further information regarding these measures, see the 3Q14 Results Presentation Slides.

The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the 3Q14 Financial Report that is scheduled to be released on October 31). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and the litigation note in each of its quarterly Financial Reports.

Strategic net new assets are determined based on the assumption that assets managed across businesses relate to strategic businesses only.

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our investor relations website and public conference calls and webcasts. We intend to also use our investor relations Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.

In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	1,025	(700)	454	–	126	1,184	2,802	(58)
of which from continuing operations	919	(691)	304	–	202	1,072	2,655	(60)
Basic earnings/(loss) per share from continuing operations (CHF)	0.55	(0.45)	0.17	–	224	0.61	1.48	(59)
Diluted earnings/(loss) per share from continuing operations (CHF)	0.55	(0.45)	0.17	–	224	0.61	1.47	(59)
Return on equity attributable to shareholders (%)	9.7	(6.7)	4.3	–	–	3.7	9.3	–
Effective tax rate (%)	27.4	(88.7)	40.4	–	–	44.5	30.2	–
Core Results (CHF million, except where indicated)
Net revenues	6,537	6,433	5,449	2	20	19,439	19,297	1
Provision for credit losses	59	18	41	228	44	111	114	(3)
Total operating expenses	5,177	6,785	4,720	(24)	10	16,997	15,150	12
Income/(loss) from continuing operations before taxes	1,301	(370)	688	–	89	2,331	4,033	(42)
Cost/income ratio (%)	79.2	105.5	86.6	–	–	87.4	78.5	–
Pre-tax income margin (%)	19.9	(5.8)	12.6	–	–	12.0	20.9	–
Strategic results (CHF million, except where indicated)
Net revenues	6,287	6,309	5,693	0	10	19,126	19,451	(2)
Income from continuing operations before taxes	1,622	1,775	1,416	(9)	15	5,341	5,712	(6)
Cost/income ratio (%)	73.4	71.5	74.8	–	–	71.6	70.3	–
Return on equity – strategic results (%)	11.0	13.0	10.0	–	–	12.7	14.4	–
Non-strategic results (CHF million)
Net revenues	250	124	(244)	102	–	313	(154)	–
Loss from continuing operations before taxes	(321)	(2,145)	(728)	(85)	(56)	(3,010)	(1,679)	79
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,366.1	1,319.6	1,239.3	3.5	10.2	1,366.1	1,239.3	10.2
Net new assets from continuing operations	7.8	10.7	8.8	(27.1)	(11.4)	33.2	31.9	4.1
Balance sheet statistics (CHF million)
Total assets	954,362	891,580	895,169	7	7	954,362	895,169	7
Net loans	265,243	254,532	245,232	4	8	265,243	245,232	8
Total shareholders' equity	43,864	40,944	42,162	7	4	43,864	42,162	4
Tangible shareholders' equity	35,178	32,716	33,838	8	4	35,178	33,838	4
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	292,879	285,421	269,263	3	9	292,879	269,263	9
CET1 ratio (%)	14.3	13.8	16.3	–	–	14.3	16.3	–
Look-through CET1 ratio (%)	9.8	9.5	10.2	–	–	9.8	10.2	–
Swiss leverage ratio (%)	4.9	4.8	4.5	–	–	4.9	4.5	–
Look-through Swiss leverage ratio (%)	3.8	3.7	–	–	–	3.8	–	–
Share information
Shares outstanding (million)	1,600.8	1,600.0	1,592.4	0	1	1,600.8	1,592.4	1
of which common shares issued	1,607.2	1,607.2	1,595.4	0	1	1,607.2	1,595.4	1
of which treasury shares	(6.4)	(7.2)	(3.0)	(11)	113	(6.4)	(3.0)	113
Book value per share (CHF)	27.40	25.59	26.48	7	3	27.40	26.48	3
Tangible book value per share (CHF)	21.98	20.45	21.25	7	3	21.98	21.25	3
Market capitalization (CHF million)	42,542	40,758	44,066	4	(3)	42,542	44,066	(3)
Number of employees (full-time equivalents)
Number of employees	45,500	45,100	46,400	1	(2)	45,500	46,400	(2)
See relevant tables for additional information on these metrics.

Credit Suisse
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	6,578	6,463	5,676	2	16	19,870	19,717	1
Provision for credit losses	59	18	41	228	44	111	114	(3)
Compensation and benefits	2,747	2,973	2,532	(8)	8	8,713	8,449	3
General and administrative expenses	2,041	3,441	1,771	(41)	15	7,172	5,376	33
Commission expenses	393	377	422	4	(7)	1,139	1,349	(16)
Total other operating expenses	2,434	3,818	2,193	(36)	11	8,311	6,725	24
Total operating expenses	5,181	6,791	4,725	(24)	10	17,024	15,174	12
Income/(loss) from continuing operations before taxes	1,338	(346)	910	–	47	2,735	4,429	(38)
Income tax expense	366	307	368	19	(1)	1,216	1,339	(9)
Income/(loss) from continuing operations	972	(653)	542	–	79	1,519	3,090	(51)
Income/(loss) from discontinued operations	106	(9)	150	–	(29)	112	147	(24)
Net income/(loss)	1,078	(662)	692	–	56	1,631	3,237	(50)
Net income attributable to noncontrolling interests	53	38	238	39	(78)	447	435	3
Net income/(loss) attributable to shareholders	1,025	(700)	454	–	126	1,184	2,802	(58)
of which from continuing operations	919	(691)	304	–	202	1,072	2,655	(60)
of which from discontinued operations	106	(9)	150	–	(29)	112	147	(24)
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.55	(0.45)	0.17	–	224	0.61	1.48	(59)
Basic earnings/(loss) per share	0.61	(0.46)	0.26	–	135	0.68	1.57	(57)
Diluted earnings/(loss) per share from continuing operations	0.55	(0.45)	0.17	–	224	0.61	1.47	(59)
Diluted earnings/(loss) per share	0.61	(0.46)	0.26	–	135	0.68	1.55	(56)
Return on equity (%, annualized)
Return on equity attributable to shareholders	9.7	(6.7)	4.3	–	–	3.7	9.3	–
Return on tangible equity attributable to shareholders [1]	12.2	(8.3)	5.4	–	–	4.6	11.9	–
Number of employees (full-time equivalents)
Number of employees	45,500	45,100	46,400	1	(2)	45,500	46,400	(2)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13
Statements of operations (CHF million)
Net revenues	6,537	6,433	5,449	41	30	227	6,578	6,463	5,676
Provision for credit losses	59	18	41	0	0	0	59	18	41
Compensation and benefits	2,746	2,969	2,529	1	4	3	2,747	2,973	2,532
General and administrative expenses	2,038	3,439	1,769	3	2	2	2,041	3,441	1,771
Commission expenses	393	377	422	0	0	0	393	377	422
Total other operating expenses	2,431	3,816	2,191	3	2	2	2,434	3,818	2,193
Total operating expenses	5,177	6,785	4,720	4	6	5	5,181	6,791	4,725
Income/(loss) from continuing operations before taxes	1,301	(370)	688	37	24	222	1,338	(346)	910
Income tax expense	366	307	368	0	0	0	366	307	368
Income/(loss) from continuing operations	935	(677)	320	37	24	222	972	(653)	542
Income/(loss) from discontinued operations	106	(9)	150	0	0	0	106	(9)	150
Net income/(loss)	1,041	(686)	470	37	24	222	1,078	(662)	692
Net income attributable to noncontrolling interests	16	14	16	37	24	222	53	38	238
Net income/(loss) attributable to shareholders	1,025	(700)	454	–	–	–	1,025	(700)	454
of which from continuing operations	919	(691)	304	–	–	–	919	(691)	304
of which from discontinued operations	106	(9)	150	–	–	–	106	(9)	150
Statement of operations metrics (%)
Cost/income ratio	79.2	105.5	86.6	–	–	–	78.8	105.1	83.2
Pre-tax income margin	19.9	(5.8)	12.6	–	–	–	20.3	(5.4)	16.0
Effective tax rate	28.1	(83.0)	53.5	–	–	–	27.4	(88.7)	40.4
Net income margin [1]	15.7	(10.9)	8.3	–	–	–	15.6	(10.8)	8.0
1 Based on amounts attributable to shareholders.

Credit Suisse results include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have noncontrolling interests without significant economic interest (SEI) in such revenues and expenses. Core Results include the results of our two segments and the Corporate Center and discontinued operations, but do not include noncontrolling interests without SEI.

Core Results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net interest income	2,149	2,590	1,919	(17)	12	6,922	6,358	9
Commissions and fees	3,256	3,311	3,021	(2)	8	9,843	9,819	0
Trading revenues	894	186	273	381	227	1,710	2,463	(31)
Other revenues	238	346	236	(31)	1	964	657	47
Net revenues	6,537	6,433	5,449	2	20	19,439	19,297	1
of which strategic results	6,287	6,309	5,693	0	10	19,126	19,451	(2)
of which non-strategic results	250	124	(244)	102	–	313	(154)	–
Provision for credit losses	59	18	41	228	44	111	114	(3)
Compensation and benefits	2,746	2,969	2,529	(8)	9	8,692	8,433	3
General and administrative expenses	2,038	3,439	1,769	(41)	15	7,166	5,368	33
Commission expenses	393	377	422	4	(7)	1,139	1,349	(16)
Total other operating expenses	2,431	3,816	2,191	(36)	11	8,305	6,717	24
Total operating expenses	5,177	6,785	4,720	(24)	10	16,997	15,150	12
of which strategic results	4,612	4,509	4,257	2	8	13,689	13,680	0
of which non-strategic results	565	2,276	463	(75)	22	3,308	1,470	125
Income/(loss) from continuing operations before taxes	1,301	(370)	688	–	89	2,331	4,033	(42)
of which strategic results	1,622	1,775	1,416	(9)	15	5,341	5,712	(6)
of which non-strategic results	(321)	(2,145)	(728)	(85)	(56)	(3,010)	(1,679)	79
Income tax expense	366	307	368	19	(1)	1,216	1,339	(9)
Income/(loss) from continuing operations	935	(677)	320	–	192	1,115	2,694	(59)
Income/(loss) from discontinued operations	106	(9)	150	–	(29)	112	147	(24)
Net income/(loss)	1,041	(686)	470	–	121	1,227	2,841	(57)
Net income attributable to noncontrolling interests	16	14	16	14	0	43	39	10
Net income/(loss) attributable to shareholders	1,025	(700)	454	–	126	1,184	2,802	(58)
of which strategic results	1,115	1,288	987	(13)	13	3,807	4,013	(5)
of which non-strategic results	(90)	(1,988)	(533)	(95)	(83)	(2,623)	(1,211)	117
Statement of operations metrics (%)
Return on regulatory capital [1]	12.8	–	6.8	–	–	7.8	13.4	–
Cost/income ratio	79.2	105.5	86.6	–	–	87.4	78.5	–
Pre-tax income margin	19.9	(5.8)	12.6	–	–	12.0	20.9	–
Effective tax rate	28.1	(83.0)	53.5	–	–	52.2	33.2	–
Net income margin [2]	15.7	(10.9)	8.3	–	–	6.1	14.5	–
Return on equity (%, annualized)
Return on equity – strategic results	11.0	13.0	10.0	–	–	12.7	14.4	–
Number of employees (full-time equivalents)
Number of employees	45,500	45,100	46,400	1	(2)	45,500	46,400	(2)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 28% in 9M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Based on amounts attributable to shareholders.

Core Results – strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13
Statements of operations (CHF million)
Net revenues	6,287	6,309	5,693	250	124	(244)	6,537	6,433	5,449
Provision for credit losses	53	25	20	6	(7)	21	59	18	41
Compensation and benefits	2,635	2,719	2,362	111	250	167	2,746	2,969	2,529
Total other operating expenses	1,977	1,790	1,895	454	2,026	296	2,431	3,816	2,191
Total operating expenses	4,612	4,509	4,257	565	2,276	463	5,177	6,785	4,720
Income/(loss) from continuing operations before taxes	1,622	1,775	1,416	(321)	(2,145)	(728)	1,301	(370)	688
Income tax expense/(benefit)	491	473	413	(125)	(166)	(45)	366	307	368
Income/(loss) from continuing operations	1,131	1,302	1,003	(196)	(1,979)	(683)	935	(677)	320
Income/(loss) from discontinued operations	0	0	0	106	(9)	150	106	(9)	150
Net income/(loss)	1,131	1,302	1,003	(90)	(1,988)	(533)	1,041	(686)	470
Net income attributable to noncontrolling interests	16	14	16	0	0	0	16	14	16
Net income/(loss) attributable to shareholders	1,115	1,288	987	(90)	(1,988)	(533)	1,025	(700)	454
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	268,668	259,612	236,044	17,652	19,557	25,012	286,320	279,169	261,056
Total assets	916,536	849,471	838,441	36,539	40,808	52,628	953,075	890,279	891,069
Swiss leverage exposure	1,162,670	1,071,309	1,076,023	76,834	84,725	107,525	1,239,504	1,156,034	1,183,548
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	3,125	3,046	3,316	3	(6)	9,411	10,013	(6)
of which strategic results	2,939	2,932	2,934	0	0	8,902	9,174	(3)
of which non-strategic results	186	114	382	63	(51)	509	839	(39)
Provision for credit losses	25	23	34	9	(26)	81	108	(25)
Compensation and benefits	1,194	1,235	1,285	(3)	(7)	3,719	4,017	(7)
General and administrative expenses	795	2,367	787	(66)	1	3,898	2,471	58
Commission expenses	168	170	192	(1)	(13)	507	601	(16)
Total other operating expenses	963	2,537	979	(62)	(2)	4,405	3,072	43
Total operating expenses	2,157	3,772	2,264	(43)	(5)	8,124	7,089	15
of which strategic results	2,041	2,020	2,113	1	(3)	6,110	6,540	(7)
of which non-strategic results	116	1,752	151	(93)	(23)	2,014	549	267
Income/(loss) before taxes	943	(749)	1,018	–	(7)	1,206	2,816	(57)
of which strategic results	872	882	808	(1)	8	2,719	2,579	5
of which non-strategic results	71	(1,631)	210	–	(66)	(1,513)	237	–
Statement of operations metrics (%)
Return on regulatory capital [1]	27.3	–	31.8	–	–	12.0	29.7	–
Cost/income ratio	69.0	123.8	68.3	–	–	86.3	70.8	–
Pre-tax income margin	30.2	(24.6)	30.7	–	–	12.8	28.1	–
Assets under management (CHF billion)
Assets under management	1,366.1	1,329.7	1,268.2	2.7	7.7	1,366.1	1,268.2	7.7
Net new assets	7.4	10.1	8.1	(26.7)	(8.6)	31.2	27.7	12.6
Number of employees and relationship managers
Number of employees (full-time equivalents)	26,000	25,800	26,100	1	0	26,000	26,100	–
Number of relationship managers	4,270	4,340	4,340	(2)	(2)	4,270	4,340	(2)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 28% in 9M13 and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Private Banking & Wealth Management (continued)
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Net revenue detail (CHF million)
Net interest income	980	970	1,070	1	(8)	2,929	3,194	(8)
Recurring commissions and fees	1,191	1,184	1,235	1	(4)	3,564	3,724	(4)
Transaction- and performance-based revenues	846	885	798	(4)	6	2,668	2,781	(4)
Other revenues [1]	108	7	213	–	(49)	250	314	(20)
Net revenues	3,125	3,046	3,316	3	(6)	9,411	10,013	(6)
Provision for credit losses (CHF million)
New provisions	43	59	65	(27)	(34)	155	205	(24)
Releases of provisions	(18)	(36)	(31)	(50)	(42)	(74)	(97)	(24)
Provision for credit losses	25	23	34	9	(26)	81	108	(25)
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.

Private Banking & Wealth Management – strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net interest income	968	954	1,044	1	(7)	2,885	3,117	(7)
Recurring commissions and fees	1,149	1,136	1,149	1	0	3,424	3,405	1
Transaction- and performance-based revenues	827	865	774	(4)	7	2,611	2,681	(3)
Other revenues	(5)	(23)	(33)	(78)	(85)	(18)	(29)	(38)
Net revenues	2,939	2,932	2,934	0	0	8,902	9,174	(3)
New provisions	43	49	44	(12)	(2)	128	152	(16)
Releases of provisions	(17)	(19)	(31)	(11)	(45)	(55)	(97)	(43)
Provision for credit losses	26	30	13	(13)	100	73	55	33
Compensation and benefits	1,150	1,184	1,205	(3)	(5)	3,559	3,785	(6)
General and administrative expenses	731	672	726	9	1	2,063	2,188	(6)
Commission expenses	160	164	182	(2)	(12)	488	567	(14)
Total other operating expenses	891	836	908	7	(2)	2,551	2,755	(7)
Total operating expenses	2,041	2,020	2,113	1	(3)	6,110	6,540	(7)
Income before taxes	872	882	808	(1)	8	2,719	2,579	5
of which Wealth Management Clients	536	569	509	(6)	5	1,683	1,584	6
of which Corporate & Institutional Clients	240	211	251	14	(4)	697	752	(7)
of which Asset Management	96	102	48	(6)	100	339	243	40
Statement of operations metrics (%)
Return on regulatory capital [1]	26.7	28.0	27.2	–	–	28.7	29.3	–
Cost/income ratio	69.4	68.9	72.0	–	–	68.6	71.3	–
Pre-tax income margin	29.7	30.1	27.5	–	–	30.5	28.1	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	100,114	96,805	87,229	3	15	100,114	87,229	15
Total assets	328,636	306,919	291,262	7	13	328,636	291,262	13
Swiss leverage exposure	362,285	340,047	322,793	7	12	362,285	322,793	12
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 29% in 9M13 and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Wealth Management Clients
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	2,042	2,017	2,062	1	(1)	6,133	6,388	(4)
Provision for credit losses	17	17	21	0	(19)	50	60	(17)
Total operating expenses	1,489	1,431	1,532	4	(3)	4,400	4,744	(7)
Income before taxes	536	569	509	(6)	5	1,683	1,584	6
Statement of operations metrics (%)
Cost/income ratio	72.9	70.9	74.3	–	–	71.7	74.3	–
Pre-tax income margin	26.2	28.2	24.7	–	–	27.4	24.8	–
Net revenue detail (CHF million)
Net interest income	695	688	766	1	(9)	2,089	2,290	(9)
Recurring commissions and fees	744	728	747	2	0	2,202	2,214	(1)
Transaction- and performance-based revenues	603	601	549	0	10	1,842	1,884	(2)
Net revenues	2,042	2,017	2,062	1	(1)	6,133	6,388	(4)
Gross and net margin (annualized) (bp)
Net interest income	33	34	39	–	–	34	39	–
Recurring commissions and fees	35	36	38	–	–	36	37	–
Transaction- and performance-based revenues	29	29	28	–	–	30	32	–
Gross margin [1]	97	99	105	–	–	100	108	–
Net margin [2]	25	28	26	–	–	27	27	–
Number of relationship managers
Switzerland	1,670	1,680	1,580	(1)	6	1,670	1,580	6
EMEA	1,050	1,110	1,180	(5)	(11)	1,050	1,180	(11)
Americas	550	540	590	2	(7)	550	590	(7)
Asia Pacific	480	470	430	2	12	480	430	12
Number of relationship managers	3,750	3,800	3,780	(1)	(1)	3,750	3,780	(1)
Beginning in 2Q13, fees collected in an agent role in connection with certain customized fund services we provide to clients where those fees are passed on directly to a third-party investment manager are now presented on a net basis per the applicable accounting standards. These fees were previously recorded on a gross basis as fee income and commission expense. Prior periods have been restated to conform to the current presentation.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	488	475	499	3	(2)	1,455	1,511	(4)
Provision for credit losses	9	13	(8)	(31)	–	23	(5)	–
Total operating expenses	239	251	256	(5)	(7)	735	764	(4)
Income before taxes	240	211	251	14	(4)	697	752	(7)
Statement of operations metrics (%)
Cost/income ratio	49.0	52.8	51.3	–	–	50.5	50.6	–
Pre-tax income margin	49.2	44.4	50.3	–	–	47.9	49.8	–
Net revenue detail (CHF million)
Net interest income	273	266	278	3	(2)	796	827	(4)
Recurring commissions and fees	113	113	117	0	(3)	348	343	1
Transaction- and performance-based revenues	107	118	105	(9)	2	342	353	(3)
Other revenues [1]	(5)	(22)	(1)	(77)	400	(31)	(12)	158
Net revenues	488	475	499	3	(2)	1,455	1,511	(4)
Number of relationship managers
Number of relationship managers (Switzerland)	520	540	560	(4)	(7)	520	560	(7)
1 Reflects fair value gains/(losses) on the Clock Finance transaction.

Asset Management
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	409	440	373	(7)	10	1,314	1,275	3
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	313	338	325	(7)	(4)	975	1,032	(6)
Income before taxes	96	102	48	(6)	100	339	243	40
Statement of operations metrics (%)
Cost/income ratio	76.5	76.8	87.1	–	–	74.2	80.9	–
Pre-tax income margin	23.5	23.2	12.9	–	–	25.8	19.1	–
Net revenue detail (CHF million)
Recurring commissions and fees	292	295	285	(1)	2	874	848	3
Transaction- and performance-based revenues	117	146	120	(20)	(3)	427	444	(4)
Other revenues	0	(1)	(32)	100	100	13	(17)	–
Net revenues	409	440	373	(7)	10	1,314	1,275	3
Net revenue detail by type (CHF million)
Asset management fees	292	295	285	(1)	2	874	848	3
Placement, transaction and other fees	63	59	61	7	3	178	168	6
Performance fees and carried interest	22	59	36	(63)	(39)	161	200	(20)
Equity participations income	21	15	12	40	75	51	32	59
Fee-based revenues	398	428	394	(7)	1	1,264	1,248	1
Investment-related gains/(losses)	11	6	(2)	83	–	36	33	9
Equity participations and other gains/(losses)	0	3	(18)	(100)	100	3	(18)	–
Other revenues [1]	0	3	(1)	(100)	100	11	12	(8)
Net revenues	409	440	373	(7)	10	1,314	1,275	3
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	42	46	45	–	–	46	48	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Private Banking & Wealth Management – non-strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	186	114	382	63	(51)	509	839	(39)
Provision for credit losses	(1)	(7)	21	(86)	–	8	53	(85)
Compensation and benefits	44	51	80	(14)	(45)	160	232	(31)
Total other operating expenses	72	1,701	71	(96)	1	1,854	317	485
Total operating expenses	116	1,752	151	(93)	(23)	2,014	549	267
Income/(loss) before taxes	71	(1,631)	210	–	(66)	(1,513)	237	–
Revenue details (CHF million)
Restructuring of select onshore businesses	122	22	25	455	388	166	136	22
Legacy cross-border business and small markets	38	41	49	(7)	(22)	123	151	(19)
Restructuring of former Asset Management division	12	38	288	(68)	(96)	184	480	(62)
Other	14	13	20	8	(30)	36	72	(50)
Net revenues	186	114	382	63	(51)	509	839	(39)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	6,612	6,732	6,469	(2)	2	6,612	6,469	2
Total assets	13,396	15,750	22,197	(15)	(40)	13,396	22,197	(40)
Swiss leverage exposure	14,230	16,691	23,096	(15)	(38)	14,230	23,096	(38)

Investment Banking
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	3,303	3,342	2,552	(1)	29	10,061	9,897	2
of which strategic results	3,419	3,380	2,749	1	24	10,339	10,315	0
of which non-strategic results	(116)	(38)	(197)	205	(41)	(278)	(418)	(33)
Provision for credit losses	36	(5)	7	–	414	31	5	–
Compensation and benefits	1,450	1,499	1,129	(3)	28	4,470	4,080	10
General and administrative expenses	1,076	889	961	21	12	2,821	2,810	0
Commission expenses	225	207	226	9	0	644	719	(10)
Total other operating expenses	1,301	1,096	1,187	19	10	3,465	3,529	(2)
Total operating expenses	2,751	2,595	2,316	6	19	7,935	7,609	4
of which strategic results	2,395	2,343	2,045	2	17	7,150	6,899	4
of which non-strategic results	356	252	271	41	31	785	710	11
Income before taxes	516	752	229	(31)	125	2,095	2,283	(8)
of which strategic results	995	1,042	697	(5)	43	3,165	3,413	(7)
of which non-strategic results	(479)	(290)	(468)	65	2	(1,070)	(1,130)	(5)
Statement of operations metrics (%)
Return on regulatory capital [1]	8.3	12.3	3.6	–	–	11.4	11.8	–
Cost/income ratio	83.3	77.6	90.8	–	–	78.9	76.9	–
Pre-tax income margin	15.6	22.5	9.0	–	–	20.8	23.1	–
Number of employees (full-time equivalents)
Number of employees	19,200	19,000	20,000	1	(4)	19,200	20,000	(4)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 27% in 9M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Investment Banking (continued)
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Net revenue detail (CHF million)
Debt underwriting	519	483	424	7	22	1,470	1,420	4
Equity underwriting	214	268	129	(20)	66	665	493	35
Total underwriting	733	751	553	(2)	33	2,135	1,913	12
Advisory and other fees	170	161	152	6	12	511	464	10
Total underwriting and advisory	903	912	705	(1)	28	2,646	2,377	11
Fixed income sales and trading	1,440	1,428	833	1	73	4,357	4,077	7
Equity sales and trading	1,071	1,134	1,065	(6)	1	3,406	3,700	(8)
Total sales and trading	2,511	2,562	1,898	(2)	32	7,763	7,777	0
Other	(111)	(132)	(51)	(16)	118	(348)	(257)	35
Net revenues	3,303	3,342	2,552	(1)	29	10,061	9,897	(100)

Investment Banking – strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Debt underwriting	519	483	424	7	22	1,470	1,419	4
Equity underwriting	214	268	129	(20)	66	665	492	35
Total underwriting	733	751	553	(2)	33	2,135	1,911	12
Advisory and other fees	170	161	152	6	12	511	464	10
Total underwriting and advisory	903	912	705	(1)	28	2,646	2,375	11
Fixed income sales and trading	1,551	1,470	1,031	6	50	4,607	4,438	4
Equity sales and trading	1,069	1,119	1,095	(4)	(2)	3,394	3,779	(10)
Total sales and trading	2,620	2,589	2,126	1	23	8,001	8,217	(3)
Other	(104)	(121)	(82)	(14)	27	(308)	(277)	11
Net revenues	3,419	3,380	2,749	1	24	10,339	10,315	0
Provision for credit losses	29	(5)	7	–	314	24	3	–
Compensation and benefits	1,412	1,465	1,080	(4)	31	4,357	3,945	10
General and administrative expenses	766	680	746	13	3	2,172	2,264	(4)
Commission expenses	217	198	219	10	(1)	621	690	(10)
Total other operating expenses	983	878	965	12	2	2,793	2,954	(5)
Total operating expenses	2,395	2,343	2,045	2	17	7,150	6,899	4
Income before taxes	995	1,042	697	(5)	43	3,165	3,413	(7)
Statement of operations metrics (%)
Return on regulatory capital [1]	17.1	18.7	12.4	–	–	18.9	19.9	–
Cost/income ratio	70.0	69.3	74.4	–	–	69.2	66.9	–
Pre-tax income margin	29.1	30.8	25.4	–	–	30.6	33.1	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	152,316	147,374	132,831	3	15	152,316	132,831	15
Risk-weighted assets – Basel III (USD)	159,410	166,186	146,897	(4)	9	159,410	146,897	9
Total assets	541,941	500,043	515,555	8	5	541,941	515,555	5
Swiss leverage exposure	755,332	688,587	716,744	10	5	755,332	716,744	5
Swiss leverage exposure (USD)	790,509	776,485	792,639	2	–	790,509	792,639	–
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 28% in 9M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Investment Banking – non-strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	(116)	(38)	(197)	205	(41)	(278)	(418)	(33)
Provision for credit losses	7	0	0	–	–	7	2	250
Compensation and benefits	38	34	49	12	(22)	113	135	(16)
Total other operating expenses	318	218	222	46	43	672	575	17
of which litigation	227	157	153	45	48	449	381	18
Total operating expenses	356	252	271	41	31	785	710	11
Loss before taxes	(479)	(290)	(468)	65	2	(1,070)	(1,130)	(5)
Revenue details (CHF million)
Fixed income wind-down	(16)	(44)	(66)	(64)	(76)	(115)	(92)	25
Legacy rates business	(52)	5	(8)	–	–	(73)	13	–
Legacy funding costs	(35)	(34)	(95)	3	(63)	(115)	(287)	(60)
Other	(13)	35	(28)	–	(54)	25	(52)	–
Net revenues	(116)	(38)	(197)	205	(41)	(278)	(418)	(33)
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	11,040	12,825	18,543	(14)	(40)	11,040	18,543	(40)
Risk-weighted assets – Basel III (USD)	11,554	14,462	20,506	(20)	(44)	11,554	20,506	(44)
Total assets	23,143	25,058	30,431	(8)	(24)	23,143	30,431	(24)
Swiss leverage exposure	62,604	68,034	84,429	(8)	(26)	62,604	84,429	(26)
Swiss leverage exposure (USD)	65,520	76,719	93,369	(15)	(30)	65,520	93,369	(30)

Corporate Center results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	109	45	(419)	142	–	(33)	(613)	(95)
Provision for credit losses	(2)	0	0	–	–	(1)	1	–
Compensation and benefits	102	235	115	(57)	(11)	503	336	50
General and administrative expenses	167	183	21	(9)	–	447	87	414
Commission expenses	0	0	4	–	(100)	(12)	29	–
Total other operating expenses	167	183	25	(9)	–	435	116	275
Total operating expenses	269	418	140	(36)	92	938	452	108
Loss before taxes	(158)	(373)	(559)	(58)	(72)	(970)	(1,066)	(9)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	16,238	15,433	15,984	5	2	16,238	15,984	2
Total assets	45,959	42,509	31,624	8	45	45,959	31,624	45
Swiss leverage exposure	45,053	42,675	36,486	6	23	45,053	36,486	23
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Corporate Center – non-strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	180	48	(429)	275	–	82	(575)	–
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	93	272	41	(66)	127	509	211	141
Income/(loss) before taxes	87	(224)	(470)	–	–	(427)	(786)	(46)
of which fair value impact from movements in own credit spreads	351	(10)	(163)	–	–	221	(113)	–
of which realignment costs [1]	(69)	(136)	(38)	(49)	82	(267)	(263)	2
of which IT architecture simplification expenses	(69)	(81)	(40)	(15)	73	(211)	(59)	258
of which real estate sales	–	5	–	(100)	–	39	–	–
of which legacy funding costs [2]	(21)	(22)	(20)	(5)	5	(49)	(63)	(22)
of which reclassifications to discontinued operations [3]	(106)	10	(213)	–	(50)	(152)	(225)	(32)
of which other non-strategic items	1	10	4	(90)	(75)	(8)	(63)	(87)
1 Business realignment costs relating to divisional realignment costs are prospectively presented in the relevant divisional non-strategic results beginning in 4Q13.
2 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
3
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of ETF, secondary private equity and Customized Fund Investment Group businesses and the domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.

in	3Q14	2Q14	3Q13	9M14	9M13
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	351	(10)	(163)	221	(113)
of which fair value gains/(losses) on own long-term vanilla debt	252	(29)	(68)	131	(88)
of which fair value gains/(losses) from DVA on structured notes	97	4	(99)	97	(61)
of which fair value gains/(losses) on stand-alone derivatives	2	15	4	(7)	36

Assets under management – Group
	end of				% change
	3Q14	2Q14	4Q13	3Q13	QoQ	Ytd	YoY
Assets under management (CHF billion)
Wealth Management Clients	864.3	829.7	790.7	782.9	4.2	9.3	10.4
Corporate & Institutional Clients	266.6	261.4	250.0	241.1	2.0	6.6	10.6
Asset Management	391.1	377.1	352.3	349.0	3.7	11.0	12.1
Non-strategic	13.4	25.9	44.4	48.7	(48.3)	(69.8)	(72.5)
Assets managed across businesses [1]	(169.3)	(164.4)	(155.0)	(153.5)	3.0	9.2	10.3
Assets under management	1,366.1	1,329.7	1,282.4	1,268.2	2.7	6.5	7.7
of which continuing operations	1,366.1	1,319.6	1,253.4	1,239.3	3.5	9.0	10.2
of which discontinued operations	0.0	10.1	29.0	28.9	(100.0)	(100.0)	(100.0)
Assets under management from continuing operations	1,366.1	1,319.6	1,253.4	1,239.3	3.5	9.0	10.2
of which discretionary assets	434.5	421.0	397.6	393.3	3.2	9.3	10.5
of which advisory assets	931.6	898.6	855.8	846.0	3.7	8.9	10.1
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Net new assets – Group
in	3Q14	2Q14	3Q13
Net new assets (CHF billion)
Wealth Management Clients	5.1	7.4	3.8
Corporate & Institutional Clients	0.9	0.6	0.5
Asset Management	3.3	4.1	4.4
Non-strategic	(1.4)	(1.7)	(1.2)
Assets managed across businesses [1]	(0.5)	(0.3)	0.6
Net new assets	7.4	10.1	8.1
of which continuing operations	7.8	10.7	8.8
of which discontinued operations	(0.4)	(0.6)	(0.7)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

BIS statistics – Basel III – Group
	Phase-in						Look-through
						% change				% change
end of	3Q14		2Q14	4Q13		QoQ	3Q14	2Q14	4Q13	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,864		40,944	42,164		7	43,864	40,944	42,164	7
Regulatory adjustments [1]	(669)		(362)	(1,069)		85	(669)	(362)	(1,069)	85
Adjustments subject to phase-in	(1,359)	[2]	(1,129)	1,894	[3]	20	(15,274)	(14,163)	(14,615)	8
CET1 capital	41,836		39,453	42,989		6	27,921	26,419	26,480	6
Additional tier 1 instruments	10,884	[4]	10,282	7,484		6	10,884	10,282	7,484	6
Additional tier 1 instruments subject to phase-out [5]	2,345		2,138	3,652		10	–	–	–	–
Deductions from additional tier 1 capital	(6,889)	[6]	(6,336)	(8,064)		9	–	–	–	–
Additional tier 1 capital	6,340		6,084	3,072		4	10,884	10,282	7,484	6
Total tier 1 capital	48,176		45,537	46,061		6	38,805	36,701	33,964	6
Tier 2 instruments	6,735	[7]	6,409	6,263		5	6,735	6,409	6,263	5
Tier 2 instruments subject to phase-out	4,150		3,944	4,321		5	–	–	–	–
Deductions from tier 2 capital	(248)		(253)	(357)		(2)	–	(1)	(18)	100
Tier 2 capital	10,637		10,100	10,227		5	6,735	6,408	6,245	5
Total eligible capital	58,813		55,637	56,288		6	45,540	43,109	40,209	6
Risk-weighted assets (CHF million)
Credit risk	194,293		187,967	175,631		3	187,734	181,715	167,888	3
Market risk	33,655		32,704	39,133		3	33,655	32,704	39,133	3
Operational risk	59,050		59,050	53,075		0	59,050	59,050	53,075	0
Non-counterparty risk	5,881		5,700	6,007		3	5,881	5,700	6,007	3
Risk-weighted assets	292,879		285,421	273,846		3	286,320	279,169	266,103	3
Capital ratios (%)
CET1 ratio	14.3		13.8	15.7		–	9.8	9.5	10.0	–
Tier 1 ratio	16.4		16.0	16.8		–	13.6	13.1	12.8	–
Total capital ratio	20.1		19.5	20.6		–	15.9	15.4	15.1	–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions including goodwill, other intangible assets, certain deferred tax assets and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.0 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 6.9 billion) and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.1 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

CET1 capital movement – Basel III
	3Q14	2Q14
CET1 capital (CHF million)
Balance at beginning of period	39,453	40,903
Net income/(loss)	1,025	(700)
Foreign exchange impact	1,499	44
Other [1]	(141)	(794)
Balance at end of period	41,836	39,453
1 Reflects the net effect of share-based compensation, a dividend accrual and a change in other regulatory adjustments.

Risk-weighted assets by division – Basel III
	end of			% change
	3Q14	2Q14	4Q13	QoQ
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	106,726	103,537	95,507	3
Investment Banking	163,356	160,199	155,290	2
Corporate Center	22,797	21,685	23,049	5
Risk-weighted assets	292,879	285,421	273,846	3

Risk-weighted asset movement by risk type – Basel III
	Credit risk (excluding CVA)	Credit risk (CVA)	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
3Q14 (CHF million)
Balance at beginning of period	174,057	13,910	32,704	59,050	5,700	285,421
Foreign exchange impact	8,547	484	1,424	0	0	10,455
Acquisitions and disposals	(143)	0	0	0	0	(143)
Movements in risk levels	(704)	521	(557)	0	181	(559)
Model and parameter updates [1]	297	(461)	(465)	0	0	(629)
Methodology and policy – internal [2]	(1,145)	(1,070)	549	0	0	(1,666)
Balance at end of period	180,909	13,384	33,655	59,050	5,881	292,879
1 Represents movements arising from updates to models and recalibrations of parameters.
2 Represents internal changes impacting how exposures are treated.

Swiss statistics – Basel III – Group
	Phase-in					Look-through
					% change				% change
end of	3Q14		2Q14	4Q13	QoQ	3Q14	2Q14	4Q13	QoQ
Capital development (CHF million)
CET1 capital	41,836		39,453	42,989	6	27,921	26,419	26,480	6
Swiss regulatory adjustments [1]	(126)		(161)	1,658	(22)	(135)	(175)	1,824	(23)
Swiss CET1 capital [2]	41,710		39,292	44,647	6	27,786	26,244	28,304	6
High-trigger capital instruments	8,654	[3]	8,259	7,743	5	8,654	8,259	7,743	5
Low-trigger capital instruments	8,965	[4]	8,432	6,005	6	8,965	8,432	6,005	6
Additional tier 1 and tier 2 instruments subject to phase-out [5]	6,495		6,082	–	7	–	–	–	–
Deductions from additional tier 1 and tier 2 capital [5]	(7,137)		(6,589)	–	8	–	(1)	–	100
Swiss total eligible capital [2]	58,687		55,476	58,395	6	45,405	42,934	42,052	6
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	292,879		285,421	273,846	3	286,320	279,169	266,103	3
Swiss regulatory adjustments [6]	950		787	1,015	21	949	786	1,031	21
Swiss risk-weighted assets	293,829		286,208	274,861	3	287,269	279,955	267,134	3
Swiss capital ratios (%)
Swiss CET1 ratio	14.2		13.7	16.2	–	9.7	9.4	10.6	–
Swiss total capital ratio	20.0		19.4	21.2	–	15.8	15.3	15.7	–
1 Includes adjustments for certain unrealized gains outside the trading book and, in 4Q13, also included tier 1 participation securities, which were redeemed in 1Q14.
2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 6.0 billion additional tier 1 instruments and CHF 2.6 billion tier 2 instruments.
4 Consists of CHF 4.9 billion additional tier 1 instruments and CHF 4.1 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in 1Q14.
6 Primarily includes differences in the credit risk multiplier.

Swiss leverage ratio – Group
	Phase-in				Look-through
				% change				% change
end of	3Q14	2Q14	4Q13	QoQ	3Q14	2Q14	4Q13	QoQ
Swiss total eligible capital (CHF million)
Swiss total eligible capital	58,687	55,476	58,395	6	45,405	42,934	42,052	6
Exposure (CHF million) [1]
Balance sheet assets	923,155	888,069	890,242	4	923,155	888,069	890,242	4
Off-balance sheet exposures	152,617	144,668	133,426	5	152,617	144,668	133,426	5
Regulatory adjustments	128,977	126,479	130,150	2	114,868	112,592	113,596	2
Total average exposure	1,204,749	1,159,216	1,153,818	4	1,190,640	1,145,329	1,137,264	4
Swiss leverage ratio (%)
Swiss leverage ratio	4.9	4.8	5.1	–	3.8	3.7	3.7	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)								Regulatory VaR (99%)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
3Q14 (CHF million)
Average	12	32	10	1	18	(30)		43	31
Minimum	10	29	6	1	14	–	[1]	38	24
Maximum	15	35	15	2	23	–	[1]	56	37
End of period	11	35	11	1	18	(34)		42	31
2Q14 (CHF million)
Average	13	30	8	2	16	(29)		40	30
Minimum	11	28	5	1	13	–	[1]	35	25
Maximum	16	33	12	3	22	–	[1]	46	36
End of period	12	32	7	2	20	(27)		46	31
3Q13 (CHF million)
Average	14	34	9	2	14	(32)		41	36
Minimum	11	31	3	1	11	–	[1]	33	27
Maximum	19	39	17	4	20	–	[1]	48	52
End of period	11	34	6	2	14	(32)		35	28
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	3Q14	2Q14	3Q13	9M14	9M13
Consolidated statements of operations (CHF million)
Interest and dividend income	4,520	5,690	4,441	14,655	15,483
Interest expense	(2,376)	(3,104)	(2,519)	(7,747)	(9,115)
Net interest income	2,144	2,586	1,922	6,908	6,368
Commissions and fees	3,254	3,309	3,015	9,838	9,801
Trading revenues	904	197	272	1,739	2,444
Other revenues	276	371	467	1,385	1,104
Net revenues	6,578	6,463	5,676	19,870	19,717
Provision for credit losses	59	18	41	111	114
Compensation and benefits	2,747	2,973	2,532	8,713	8,449
General and administrative expenses	2,041	3,441	1,771	7,172	5,376
Commission expenses	393	377	422	1,139	1,349
Total other operating expenses	2,434	3,818	2,193	8,311	6,725
Total operating expenses	5,181	6,791	4,725	17,024	15,174
Income/(loss) from continuing operations before taxes	1,338	(346)	910	2,735	4,429
Income tax expense	366	307	368	1,216	1,339
Income/(loss) from continuing operations	972	(653)	542	1,519	3,090
Income/(loss) from discontinued operations, net of tax	106	(9)	150	112	147
Net income/(loss)	1,078	(662)	692	1,631	3,237
Net income attributable to noncontrolling interests	53	38	238	447	435
Net income/(loss) attributable to shareholders	1,025	(700)	454	1,184	2,802
of which from continuing operations	919	(691)	304	1,072	2,655
of which from discontinued operations	106	(9)	150	112	147
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.55	(0.45)	0.17	0.61	1.48
Basic earnings/(loss) per share from discontinued operations	0.06	(0.01)	0.09	0.07	0.09
Basic earnings/(loss) per share	0.61	(0.46)	0.26	0.68	1.57
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	0.55	(0.45)	0.17	0.61	1.47
Diluted earnings/(loss) per share from discontinued operations	0.06	(0.01)	0.09	0.07	0.08
Diluted earnings/(loss) per share	0.61	(0.46)	0.26	0.68	1.55

Consolidated balance sheets
end of	3Q14	2Q14	4Q13	3Q13
Assets (CHF million)
Cash and due from banks	78,119	66,469	68,692	69,600
Interest-bearing deposits with banks	1,211	1,749	1,515	1,664
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	187,261	165,744	160,022	161,876
Securities received as collateral, at fair value	22,246	21,611	22,800	24,640
Trading assets, at fair value	245,829	235,427	229,413	244,422
Investment securities	2,484	3,323	2,987	2,768
Other investments	8,275	7,709	10,329	11,082
Net loans	265,243	254,532	247,054	245,232
Premises and equipment	4,875	4,811	5,091	5,287
Goodwill	8,435	7,983	7,999	8,114
Other intangible assets	251	245	210	210
Brokerage receivables	61,519	56,309	52,045	56,699
Other assets	68,614	64,689	63,065	63,529
Assets of discontinued operations held-for-sale	0	979	1,584	46
Total assets	954,362	891,580	872,806	895,169
Liabilities and equity (CHF million)
Due to banks	30,548	26,701	23,108	27,481
Customer deposits	363,220	346,296	333,089	328,244
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	89,905	88,066	94,032	94,193
Obligation to return securities received as collateral, at fair value	22,246	21,611	22,800	24,640
Trading liabilities, at fair value	77,902	75,129	76,635	92,350
Short-term borrowings	32,310	29,426	20,193	20,094
Long-term debt	163,676	143,827	130,042	128,821
Brokerage payables	76,708	68,842	73,154	78,445
Other liabilities	52,896	48,913	51,447	51,884
Liabilities of discontinued operations held-for-sale	0	742	1,140	6
Total liabilities	909,411	849,553	825,640	846,158
Common shares	64	64	64	64
Additional paid-in capital	26,851	26,655	27,853	27,503
Retained earnings	31,417	30,392	30,261	30,859
Treasury shares, at cost	(163)	(190)	(139)	(85)
Accumulated other comprehensive income/(loss)	(14,305)	(15,977)	(15,875)	(16,179)
Total shareholders' equity	43,864	40,944	42,164	42,162
Noncontrolling interests	1,087	1,083	5,002	6,849
Total equity	44,951	42,027	47,166	49,011

Total liabilities and equity	954,362	891,580	872,806	895,169

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
3Q14 (CHF million)
Balance at beginning of period	64	26,655		30,392	(190)	(15,977)	40,944	1,083	42,027
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(129)	(129)
Net income/(loss)	–	–		1,025	–	–	1,025	53	1,078
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,672	1,672	78	1,750
Sale of treasury shares	–	(5)		–	3,121	–	3,116	–	3,116
Repurchase of treasury shares	–	–		–	(3,114)	–	(3,114)	–	(3,114)
Share-based compensation, net of tax	–	303	[3]	–	20	–	323	–	323
Financial instruments indexed to own shares [4]	–	(102)		–	–	–	(102)	–	(102)
Changes in scope of consolidation, net	–	–		–	–	–	–	2	2
Balance at end of period	64	26,851		31,417	(163)	(14,305)	43,864	1,087	44,951
9M14 (CHF million)
Balance at beginning of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	238		–	–	–	238	(2,067)	(1,829)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	35	35
Net income/(loss)	–	–		1,184	–	–	1,184	447	1,631
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,570	1,570	56	1,626
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(8)		–	7,157	–	7,149	–	7,149
Repurchase of treasury shares	–	–		–	(7,906)	–	(7,906)	–	(7,906)
Share-based compensation, net of tax	–	(444)	[5]	–	725	–	281	–	281
Financial instruments indexed to own shares [4]	–	91		–	–	–	91	–	91
Dividends paid	–	(1,177)	[6]	(28)	–	–	(1,205)	(22)	(1,227)
Changes in redeemable noncontrolling interests	–	2		–	–	–	2	–	2
Changes in scope of consolidation, net	–	–		–	–	–	–	(2,364)	(2,364)
Other	–	(1)		–	–	–	(1)	–	(1)
Balance at end of period	64	26,851		31,417	(163)	(14,305)	43,864	1,087	44,951
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (36) million from the excess recognized compensation expense over fair value of shares delivered.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Includes a net tax charge of CHF (75) million from the excess recognized compensation expense over fair value of shares delivered.
6 Paid out of reserves from capital contributions.

Earnings per share
in	3Q14	2Q14		3Q13	9M14	9M13
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	919	(691)		304	1,072	2,655
Income/(loss) from discontinued operations, net of tax	106	(9)		150	112	147
Net income/(loss) attributable to shareholders	1,025	(700)		454	1,184	2,802
Preferred securities dividends	–	–		–	(28)	(114)
Net income/(loss) attributable to shareholders for basic earnings per share	1,025	(700)		454	1,156	2,688
Available for common shares	985	(752)		421	1,104	2,368
Available for unvested share-based payment awards	40	52		33	52	197
Available for mandatory convertible securities [1]	–	–		–	–	123
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	1,025	(700)		454	1,156	2,688
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	–	–		–	–	17
Net income/(loss) attributable to shareholders for diluted earnings per share	1,025	(700)		454	1,156	2,705
Available for common shares	986	(752)		421	1,104	2,388
Available for unvested share-based payment awards	39	52		33	52	195
Available for mandatory convertible securities [1]	–	–		–	–	122
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,608.7	1,625.0		1,600.0	1,618.3	1,509.8
Dilutive contracts that may be settled in shares or cash [3]	–	–		0.0	–	23.3
Dilutive share options and warrants	0.9	0.0		1.7	0.8	1.9
Dilutive share awards	18.2	0.0		1.3	7.8	1.5
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,627.8	1,625.0	[5]	1,603.0	1,626.9	1,536.5
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	64.9	68.3		125.6	76.2	126.1
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	–	–		–	–	84.0
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	0.55	(0.45)		0.17	0.61	1.48
Basic earnings/(loss) per share from discontinued operations	0.06	(0.01)		0.09	0.07	0.09
Basic earnings/(loss) per share available for common shares	0.61	(0.46)		0.26	0.68	1.57
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	0.55	(0.45)		0.17	0.61	1.47
Diluted earnings/(loss) per share from discontinued operations	0.06	(0.01)		0.09	0.07	0.08
Diluted earnings/(loss) per share available for common shares	0.61	(0.46)		0.26	0.68	1.55
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
Reflects changes in the fair value of the PAF2 units which were reflected in the net results of the Group until the awards were finally settled. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares.

3
Reflects weighted-average shares outstanding on PAF2 units. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares.

4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 8.7 million, 8.8 million, 33.7 million, 8.8 million and 12.3 million for 3Q14, 2Q14, 3Q13, 9M14 and 9M13, respectively.

5
Due to the net loss in 2Q14, 1.3 million weighted-average share options and warrants outstanding and 12.2 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Relationship between total shareholders’ equity, tangible shareholders’ equity and regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the average of 10% of risk-weighted assets and 2.4% of the leverage exposure utilized by each division and the firm as a whole. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio.

End of 3Q14 / in 9M14 (CHF billion, except where indicated)

Shareholders' equity
43.9
Return on equity – strategic results 13%
Return on equity 4%
Tangible shareholders' equity
35.2
8.7
Return on tangible shareholders' equity – strategic results 16%
Return on tangible shareholders' equity 5%
Regulatory capital
29.2
6.0
Return on regulatory capital[1] - strategic results 19%
Return on regulatory capital[1] 8%

Regulatory capital allocation

Private Banking & Wealth Management
Return on regulatory capital[1] – strategic results 29%
Return on regulatory capital[1] 12%
Strategic results 9.4
Non-strategic results 0.5
Corporate Center 1.3
Investment Banking
Return on regulatory capital[1] – strategic results 19%
Return on regulatory capital[1] 11%
16.7
Strategic results (USD 17.5)[2]
1.3
Non-strategic results (USD 1.4)[2]
Not recognized as regulatory capital (on a look-through basis)
Tangible capital, not currently Basel III effective, e.g. DTA 6.0
Non-tangible capital, primarily goodwill 8.7

[1] Calculated using income after tax, assumes tax rate of 30% and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.
[2] For Investment Banking, capital allocation and return calculation are based on US dollar denominated numbers.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;
– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalizations or confiscations in countries where we conduct operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries where we conduct operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2013.